SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

BioScrip, Inc.

(Name of Issuer)

Common Stock
$0.0001 Par Value

(Title of Class of Securities)

09069N108

(CUSIP Number)

Vinita K. Paul
Heartland Advisors, Inc.
789 N. Water Street
Milwaukee, Wisconsin  53202
414 / 347-7777

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 20, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), Rule 240.13d-1(f) or Rule 240.13d-1(g), check the following box [√].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SC 13D

CUSIP No. 09069N108		Page 2 of 11 Pages
1	NAME OF REPORTING PERSON HEARTLAND ADVISORS , INC.
2	CHECK the APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO—CLIENT FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,790,473
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 8,118,773
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,118,773
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%
14	TYPE OF REPORTING PERSON IA

SC 13D

CUSIP No. 09069N108		Page 3 of 11 Pages
1	NAME OF REPORTING PERSON William J. Nasgovitz
2	CHECK the APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,790,473[1]
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 8,118,773[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,118,773[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%
14	TYPE OF REPORTING PERSON IN, HC

_________________________

1Beneficial ownership is specifically disclaimed.  See Item 2.

SC 13D

CUSIP No. 09069N108	Page 4 of 11 Pages

Item 1.

Security and Issuer

This Schedule 13D relates to the common stock, 0.0001 par value (the “Common Stock”), of BioScrip, Inc., a Delaware corporation (the “Company”), with principal executive offices located at 100 Clearbrook Road, Elmsford, NY 10523.

Item 2.

Identity and Background

(a)-(c)

This statement is being filed by Heartland Advisors, Inc. (“HAI”) and William J. Nasgovitz, solely as the control person of HAI (together, the “Reporting Persons”).  HAI is an investment adviser registered with the SEC that provides investment advisory services to series of Heartland Group, Inc., a registered investment company, as well as private investment advisory clients (collectively, “Client Accounts”).  Mr. Nasgovitz is the President and control person of HAI.  Mr. Nasgovitz may be deemed to have a beneficial interest in the shares of Common Stock owned by HAI on behalf of Client Accounts by virtue of Mr. Nasgovitz’s control of HAI.  The Reporting Persons are of the view that they do not constitute a group.  Information regarding the executive officers and directors of HAI is set forth on Schedule A attached hereto and incorporated herein by reference.  The address of the principal business and principal office of the Reporting Persons is 789 North Water Street, Milwaukee, WI 53202.

Although HAI is treated as an institutional investor for purposes of reporting its beneficial ownership on Schedule 13G, the Reporting Persons are jointly filing their beneficial ownership reports on Schedule 13D for administrative purposes due to the fact that the shares of Common Stock that may be deemed to be beneficially owned by Mr. Nasgovitz indirectly (other than through HAI) exceed 1% of the shares of Common Stock outstanding.  Mr. Nasgovitz does not own any Common Stock for his own account and disclaims beneficial ownership of the shares of Common Stock reported herein.

(d)

None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and/or similar misdemeanors).

(e)

On January  25, 2008, HAI, William J. Nasgovitz (President of HAI, President and a director of Heartland Group, Inc. (the “Funds”) and a portfolio manager), Paul T. Beste (Chief Operating Officer of HAI and Vice President and Secretary of the Funds), Kevin D. Clark (Senior Vice President and a portfolio manager of HAI) and Hugh F. Denison (a portfolio manager and Senior Vice President of HAI) (HAI, Nasgovitz, Beste, Clark and Denison collectively referred to herein as the “Respondents”) and certain others no longer associated with the Funds, reached a settlement with the Securities and Exchange Commission (“SEC”) that resolved the issues resulting from the SEC’s investigation of HAI’s pricing of certain bonds owned by the Heartland High-Yield Municipal Bond Fund and the Heartland Short Duration High-Yield Municipal Fund (collectively the “HY Bond Funds”), and HAI’s disclosures to the Funds’ Board of Directors and investors concerning HAI’s efforts to evaluate bond issuers in connection with the operation of the HY Bond Funds during calendar year 2000.  The Respondents do not admit or deny any wrongdoing and the settlement does not establish wrongdoing or liability for purposes of any other proceeding.  The SEC’s administrative order involves, among other things:  (i) findings by the SEC that the Respondents violated certain federal securities laws; (ii) a cease and desist order against the Respondents; (iii) a censure of the Respondents (other than Mr. Denison); (iv) payment by the Respondents (other than Mr. Denison) of disgorgement of $1; and (v) civil money penalties against the Respondents (other than Mr. Denison) as follows:  HAI and Mr. Nasgovitz, jointly and severally, $3.5 million; Mr. Beste, $95,000; and Mr. Clark, $25,000.  In connection with this administrative settlement, the SEC’s civil complaint against the Respondents was dismissed.

(f)

HAI is a Wisconsin corporation.  Mr. Nasgovitz is a citizen of the United States.  The names, business address and principal occupations of each director and executive officer of HAI are set forth in Schedule A.

SC 13D

CUSIP No. 09069N108	Page 5 of 11 Pages

Item 3.

Source and Amount of Funds or Other Consideration

HAI has beneficially owned shares of Common Stock on behalf of Client Accounts for a number of years, as previously reported on Schedule 13G, as amended.  As of March 20, 2009, HAI had acquired an aggregate of 8,118,773 shares of Common Stock on behalf of Client Accounts.  The 949,651 shares of Common Stock purchased since December 31, 2008 (the date of the Reporting Persons’ most recent Schedule 13G amendment) were purchased with funds provided by the Client Accounts for cash in the aggregate amount of approximately $1,934,839, including brokerage commissions.

Item 4.

Purpose of Transaction

All purchases of shares of Common Stock by HAI, including the shares acquired since the date of the Reporting Persons’ most recent Schedule 13G amendment, have been made to acquire an equity interest in the Company in pursuit of specified investment objectives for the Client Accounts.  HAI is holding the Common Stock on behalf of the Client Accounts solely for investment purposes in the ordinary course of business of HAI as a registered investment adviser and neither of the Reporting Persons intends to seek control of the Company.  The shares of Common Stock were not acquired for the purpose, nor with the effect of, changing or influencing the control or management of the Company.  The Reporting Persons are filing this Statement on Schedule 13D, as opposed to Schedule 13G, due to the fact that the shares of Common Stock that may be deemed to be indirectly beneficially owned by Mr. Nasgovitz (other than through HAI) exceed 1% of the shares of Common Stock outstanding.

In connection with the acquisition of additional shares of Common Stock and pursuant to a request from HAI, on March 4, 2009 the Company entered into an amendment to the Company’s Rights Agreement to exclude the Reporting Persons from the definition of “Acquiring Person” unless they become the beneficial owner of 22.5% or more of the Common Stock, other than as a result of repurchases by the Company of shares of the Common Stock.

As permitted by law and subject to the Company’s Rights Agreement, the Reporting Persons may purchase additional shares of Common Stock or dispose of any or all of the shares of Common Stock from time to time depending on future evaluations of the prospects of the Company and other developments, including general economic and stock market conditions, as well as the investment objectives and diversification requirements of the Client Accounts and HAI’s fiduciary duties to such clients.

Other than as described above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.

Interest in Securities of the Issuer

(a)

As investment adviser to the Client Accounts, HAI may be deemed the beneficial owner of 8,118,773 shares, or approximately 21.0%, of the shares of Common Stock presently outstanding.  As control person of HAI, Mr. Nasgovitz may be deemed the indirect beneficial owner of the shares beneficially owned by HAI.  Mr. Nasgovitz specifically disclaims beneficial ownership of the Common Stock.

(b)

HAI, as investment adviser to the Client Accounts, may be deemed to have shared voting power with respect to 7,790,473 shares of Common Stock and shared dispositive power with respect to 8,118,773 shares of Common Stock.  Mr. Nasgovitz, as control person of HAI, may be deemed to have shared voting power with respect to 7,790,473 shares of Common Stock and shared dispositive power with respect to 8,118,773 shares of Common Stock.

SC 13D

CUSIP No. 09069N108	Page 6 of 11 Pages

(c)

The type of transaction, date, number of shares and price per share (excluding commissions) for all transactions in the Common Stock by the Reporting Persons during the past 60 days are set forth on Schedule B attached hereto and incorporated by reference herein.

(d)

The clients of HAI, a registered investment adviser, including a series of a registered investment company and other managed accounts, have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of shares of Common Stock included in this Schedule.  The Heartland Value Fund, a series of the Heartland Group, Inc., a registered investment company, owns 3,830,000 shares or 9.9% of the class of Common Stock.  The remaining shares disclosed in this filing are owned by various other Client Accounts managed by HAI on a discretionary basis.  To the best of HAI’s knowledge, none of the other Client Accounts owns more than 5% of the Common Stock.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to

Securities of the Issuer

HAI is the investment adviser to the Client Accounts pursuant to separate investment management agreements which provide HAI with the authority to invest the funds of Client Accounts in securities (including the Common Stock); to hold, vote and dispose of securities (including the Common Stock); and to file this statement. Except as described herein, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Schedule A hereto has entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Common Stock.

Item 7.

Material to Be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement
2	Power of Attorney

SC 13D

CUSIP No. 09069N108	Page 7 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 24, 2009

Heartland Advisors, Inc.

By:      /s/ Paul T. Beste

Paul T. Beste

Chief Operating Officer

Dated:  March 24, 2009

William J. Nasgovitz

By:      /s/ Paul T. Beste

Paul T. Beste

As Attorney-in-Fact for William J. Nasgovitz

(Pursuant to Power of Attorney)

SC 13D

CUSIP No. 09069N108	Page 8 of 11 Pages

Schedule A

The name and present principal occupation or employment of each executive officer and director of Heartland Advisors, Inc. are set forth below.  The business address of each person is 789 N. Water Street, Milwaukee, WI 53202.  All of the persons listed below are U.S. citizens.  To the best of the Reporting Persons’ knowledge, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and no such person was a party to any civil or administrative proceeding except as described in Item 2(e) of this Schedule 13D.

Name

Principal Occupation

William J. Nasgovitz

Director, President and Chief Executive Officer

Paul T. Beste

Director, Chief Operating Officer and Secretary

Kevin D. Clark

Senior Vice President and Portfolio Manager

David C. Fondrie

Director, Senior Vice President and Portfolio Manager

Bradford A. Evans

Vice President and Portfolio Manager

David Ribbens

Senior Vice President

Vinta K. Paul

Vice President and Chief Compliance Officer

Christine A. Johnson

Vice President and Chief Financial Officer

Jeanne Kolimaga

Vice President

SC 13D

CUSIP No. 09069N108	Page 9 of 11 Pages

Schedule B

Transactions in the Last 60 Days2

Trade Date	Reporting Person	Transaction Type	# of Shares	Price per Share
1/20/09	HAI	Buy	2,700	1.87
1/20/09	HAI	Buy	10,574	1.841
1/21/09	HAI	Buy	30,000	1.8467
1/21/09	HAI	Buy	1,800	1.8939
1/22/09	HAI	Buy	20,126	1.8556
2/26/09	HAI	Buy	100,567	1.5
3/2/09	HAI	Sell	3,180	1.3905
3/5/09	HAI	Buy	900	1.5089
3/5/09	HAI	Buy	30,500	1.5195
3/5/09	HAI	Buy	3,000	1.5084
3/5/09	HAI	Buy	63,633	1.5
3/6/09	HAI	Buy	2,500	1.52
3/6/09	HAI	Buy	19,700	1.5099
3/6/09	HAI	Buy	20,000	1.51
3/16/09	HAI	Buy	215,500	1.575
3/19/09	HAI	Buy	8,900	2.1606
3/20/09	HAI	Buy	60,000	1.9947

_____________________

2All trades were done in the over-the-counter market.

SC 13D

CUSIP No. 09069N108	Page 10 of 11 Pages

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, $0.0001 par value, of BioScrip, Inc., and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 24 day of March, 2009.

Heartland Advisors, Inc.

By:     /s/ Paul T. Beste

Paul T. Beste

Chief Operating Officer

William J. Nasgovitz

By:     /s/ Paul T. Beste

Paul T. Beste

As Attorney-in-Fact for William J. Nasgovitz

SC 13D

CUSIP No. 09069N108	Page 11 of 11 Pages

Exhibit 2

POWER OF ATTORNEY
For Executing Forms 3, 4 and 5 and Schedule 13G/13D

Know all by these present, that the undersigned constitutes and appoints each of Paul T. Beste and Christine A. Roberts, signing singly, his true and lawful attorney-in-fact to:

(1)

execute for and on behalf of the undersigned Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Act”) and the rules thereunder;

(2)

execute for and on behalf of the undersigned filings on Schedule 13G and Schedule 13D in accordance with Section 13(d) of the Act;

(3)

do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Forms 3, 4 or 5 or Schedules 13D and 13G and the timely filing of such forms with the United States Securities and Exchange Commission and any other authority; and

(4)

take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to the Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such attorney-in-fact might or could do if personally present, with full power of substitution or revocation, cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Section 16 or Section 13(d) of the Act and the rules thereunder.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 20th day of March, 2007.

 /s/  William J. Nasgovitz
William J. Nasgovitz